United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 06)*

OMB Number 3235-0145
Whirlpool Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
963320106
(CUSIP Number)
August 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

√	Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963320106

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  PZENA INVESTMENT MANAGEMENT LLC

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Citizenship or Place of Organization

  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  3,076,557

  Shared Voting Power

  Sole Dispositive Power

  3,563,366

  Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person

  3,563,366

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  4.81%

  Type of Reporting Person (See Instructions)

  IA

Item 1.

  Name of Issuer

  Whirlpool Corporation

  Address of Issuer's Principal Executive Offices

  2000 M-63
  Benton Harbor, MI 49022-2692

Item 2.

  Name of Person Filing

  Pzena Investment Management, LLC

  Address of Principal Business Office or, if None, Residence

  120 West 45th Street, 20th Floor, New York, NY 10036

  Citizenship

  Delaware

  Title of Class of Securities

  Common Stock

  CUSIP Number

  963320106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
  √  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  3,563,366

  Percent of class:

  4.81%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    3,076,557

    Shared power to vote or to direct the vote:

    Sole power to dispose or to direct the disposition of:

    3,563,366

    Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  √ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

CLIENTS OF THE FILING INVESTMENT MANAGER HAVE THE RIGHT TO RECEIVE AND THE ULTIMATE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS OF SALE OF THE SECURITIES REPORTED ON HEREINABOVE. NO INTEREST OF ANY ONE OF SUCH CLIENTS RELATES TO MORE THAN FIVE PERCENT OF THE CLASS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 03, 2009
Date
Pzena Investment Management, LLC
/s/ Joan Berger
Signature
Joan Berger
General Counsel & Chief Compliance Officer
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)